SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                             (AMENDMENT NO. ______)

                            THE NEPTUNE SOCIETY, INC.
                          ----------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                        ---------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  640776 30 8
                                  -------------
                                 (CUSIP NUMBER)

        MARIO MARKIN, 4312 WOODMAN AVE, 3RD FLOOR, SHERMAN OAKS, CA 91423
        -----------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 APRIL 27, 2004
                                ----------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note.     Schedules  filed  in  paper format shall include a signed original and five  copies  of  the  schedule,  including  all  exhibits.

See  Rule  13d-7(b)  for  other  parties  to  whom  copies  are  to  be  sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

CUSIP  No.      640776  30  8           13D                 PAGE 2  OF  5  PAGES
               ---------------

1.     NAMES  OF  REPORTING  PERSONS.
       I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY).

       BG  CAPITAL  GROUP  LTD.                             N/A
       ------------------------                             ---

2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER OF A GROUP
       (a)  [   ]
       (b)  [   ]

3.     SEC  USE  ONLY

4.     SOURCE OF FUNDS         PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) OR  2(e)        [   ]

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION  Bahamas

 NUMBER  OF   |7.     Sole  Voting  Power        2,782,890
   SHARES     |
BENEFICIALLY  |8.     Shared  Voting  Power      N/A
  OWNED  BY   |
    EACH      |9.     Sole  Dispositive  Power   2,782,890
  REPORTING   |
PERSON  WITH  |10.    Shared Dispositive Power   N/A

11.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       2,782,890

12.    CHECK  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

11.    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)          41.3%

12.    TYPE  OF  REPORTING  PERSON                                          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 Pages

ITEM  1.     SECURITY  AND  ISSUER.

The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock") of The Neptune Society, Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 4312 Woodman Ave., 3rd Floor, Sherman Oaks, CA.

ITEM  2.     IDENTITY  AND  BACKGROUND.

(a-c, f) This Schedule 13D is being filed by BG Capital Group Ltd., a Bahamian corporation (the "Reporting Person"). The address of the principal place of business and the principal executive office of the Reporting Person is Slot #2000 A.P. 59223, Nassau Bahamas. The Reporting Person's is an investment company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The consideration used to acquire the common stock was the Reporting Person's capital stock of Spectrum Sciences & Software Holdings Corp., a Delaware corporation.

ITEM  4.     PURPOSE  OF  TRANSACTION.

Reporting Person acquired its shares for investment purposes. Depending on Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Common Stock through one or more sales pursuant to public or private offerings or otherwise. In such event, Reporting Person may determine to retain some portion of the Common Stock as an investment. Prior to the acquisition of the Common Stock described herein, Reporting Person presented a shareholder proposal to the Company to amend the Company's charter documents and/or bylaws to eliminate cumulative voting rights.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) Reporting Person is the direct and beneficial owner of 2,525,954 shares of the Company's Common Stock, and is indirectly the beneficial owner of 256,936, which, in the aggregate, represents 41.3% of the issued and outstanding shares of the Company's Common Stock, based on 6,734,637 issued and outstanding shares.

(b) Reporting Person has the sole power to vote and the sole power to dispose of 2,782,890 shares of the Company's Common Stock held solely by it.

(c) On April 27, 2004, in a private transaction, Reporting Person acquired 2,303,904 shares of the Company's common stock in consideration for the Reporting Person's capital stock of Spectrum Sciences & Software Holdings Corp., a Delaware corporation.


                                Page 3 of 5 Pages

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH THE
ISSUER.

There is no contract, arrangement, understanding or relationship (legal or otherwise) between Reporting Person and the Company or any person with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

N/A.


                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 BG  CAPITAL  GROUP,  LTD.


April  28,  2004                                 By:  /s/ Robert Genovese
                                                      --------------------------
                                                      Robert Genovese, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).


                                Page 5 of 5 Pages